Filed Pursuant to Rule 424(b)(3)
                                                              Reg. No. 333-44969

                       Supplement dated September 14, 1998
                                       to
                                OFFER TO EXCHANGE
                                 all outstanding
                    9 7/8% SENIOR SUBORDINATED NOTES DUE 2007
                   ($130,000,000 principal amount outstanding)
                                       for
                    9 7/8% SENIOR SUBORDINATED NOTES DUE 2007
                                       of
                            DESA INTERNATIONAL, INC.
                              dated August 7, 1998


         The Company has been advised that Childs and UBS Capital have been engaged in negotiations to sell substantially all of the Holdings Preferred Stock, and certain of the shares of Common Stock and warrants to acquire Common Stock of Holdings, held by them to ReliaStar Financial Corp. and certain affiliates of PPM America, Inc. (collectively, the "PPM/ReliaStar Parties"). No assurance may be given that the purchase of such securities by the PPM/ReliaStar Parties will ultimately be consummated. However, Holdings expects that, in connection with such purchases, it will be required to provide certain representations and warranties to the PPM/ReliaStar Parties in the agreement among the PPM/ReliaStar Parties, Childs and UBS Capital providing for the purchase of such securities (the "Purchase Agreement"), to agree to modifications to the existing Stockholders Agreement and to agree to enter into a "tag-along" agreement (the "Tagalong Agreement") for the benefit of the PPM/ReliaStar Parties.

         Holdings anticipates that the provisions of the Purchase Agreement will include restrictions on payments or distributions by Holdings to its equity security holders and on certain significant corporate actions, in each case without the consent of the PPM/ReliaStar Parties, and to permit representatives of the PPM/ReliaStar Parties to attend meetings of its board of directors. Holdings also anticipates that the Purchase Agreement will include provisions obligating Holdings to offer to redeem the Holdings Preferred Stock (or, after the issuance of Exchange Notes in exchange therefor, the Exchange Notes) following the occurrence of any Change of Control (as defined in the Indenture) to the maximum extent then permitted pursuant to indentures and debt agreements (including the Indenture) to which the Company and Holdings are then subject.

         Holdings anticipates that the modifications to the Stockholders Agreement will provide, among other things, for the inclusion of any Holdings Common Stock and warrants to acquire Common Stock of Holdings held by the PPM/ReliaStar Parties in the "tagalong," "dragalong" and "registration" rights provided under the Stockholders Agreement and to provide the PPM/ReliaStar Parties, as a group, with certain preemptive rights with respect to future issuances of preferred stock of Holdings. Holdings anticipates that the Tagalong Agreement will restrict the ability of Childs to transfer Common Stock of Holdings to third parties unless a simultaneous offer is made to purchase all of the Holdings Preferred Stock (or, after the issuance of Exchange Notes in exchange therefor, the Exchange Notes) then outstanding.